Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated March 23, 2012, relating to the consolidated balance sheet of Xcel Brands, Inc. and Subsidiary as of December 31, 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from September 29, 2011 to December 31, 2011and the statements of operations, changes in parent’s equity in unit, and cash flows of the Isaac Mizrahi Business (a division of IM Ready-Made, LLC) (the “Predecessor”) for the period from January 1, 2011 to September 28, 2011, then ended appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

We also consent to the reference to us under the caption “Experts” in this Registration Statement on Form S-1.

/s/ Rothstein Kass

New York, New York

September 19, 2013